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Fundrise Innovation Fund

Building a portfolio of tomorrow's great tech companies

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Technology investing, the Fundrise way

Investing in high-growth private technology companies has proven to be one of the best performing investments strategies of the last 50 years. However, these investments have remained almost entirely inaccessible to individual investors. We're changing that, aiming to give all investors the opportunity to invest in a portfolio of top-tier private technology companies before they IPO.



Investment strategy

Open to	
All investors	
Objective	
High growth	
Current NAV per share	
$10.00	
Time horizon	
5+ years	
Tax reporting	
Form 1099-DIV	

Investment strategy

The Fundrise Innovation Fund seeks to achieve its investment objective by investing in a diversified portfolio of high-growth private technology companies.

While the Fund expects to focus primarily on late-stage companies, it is intended to be a "multi-stage" Fund investing in both early-stages and late-stages, as well as holding some public equities.

Due to the nature of high-growth technology companies, it is expected that returns may vary substantially over the near-term and, as a result, the Fund is intended only for long-term investors with an understanding of the risks associated with illiquid investments.

Note: In certain instances such as early in its life cycle or during market pricing dislocations, the Fund may choose to hold a substantial portion of its assets in public stocks of technology companies.

Same problem, different asset

Like real estate, the world of investing in private technology companies has remained almost entirely inaccessible to individuals, despite the fact that as an asset class it has proven to be one of (if not the) best performing investments strategies of the past 50 years.

Instead, just as in the real estate private equity world, the vast majority of the returns from private tech has accrued to the venture capital and growth equity firms that act as gatekeepers to the industry.



Risk and reward for asset classes, 1984-2015

Source: Robert S. Harris, Tim Jenkinson, and Steven N. Kaplan, "How Do Private Equity Investments Perform Compared to Public Equity?" Journal of Investment Management, Vol. 14, No. 3, Third Quarter 2016, 1-24; Steve Kaplan, "What Do We Know About Private Equity Performance?" Guest Lecture at Miami Herbert Business School, January 31, 2020; Steve Kaplan, "What Do Venture Capitalists Do? How Well Have They Done?" University of Chicago Booth School of Business; FactSet; NAREIT; Refinitiv; and Aswath Damodaran.

Note: Past performance is no guarantee of future returns; All asset classes reflect 1984-2015 except for VC, which reflects 1984-2013; Return for Buyout and VC is measured by weighted average internal rate of return (IRR); All asset classes are for the U.S. except for Non-U.S. Equities and Commodities (Buyout and VC have a North American focus).

Technology companies staying private longer



Average IPO (1990s)
Average IPO ('17-21)
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO
Inflation adjusted revenue ($M)
Age in years
0
100
200
300
0
5
10
15
20

Source: University of Florida Warrington College of Business

This problem has been exacerbated by the reality that increasingly, more and more high-growth technology companies are choosing to stay private even longer. During the 90's and early 00's, companies like Amazon and Google went public relatively soon after being formed, while companies today are waiting on average 10 years longer. The result: individual investors confined to the public markets are missing out on a substantial portion of the returns generated by the next generation of industry leaders.

A growth mindset

The Fund intends to invest in a diversified portfolio of private high-growth technology companies, with an initial focus on several sectors that we believe have exceptional macro tailwinds, including:

- Artificial Intelligence & Machine Learning
- Modern Data Infrastructure
- Development Operations (DevOps)
- Financial Technology (FinTech)
- Real Estate & Property Technology (PropTech)



Fund holdings

The Fund is currently in its initial ramp-up phase and intends to acquire additional assets in the near future.

A note on market timing

Due to the recent collapse in the valuations of many public technology companies (for example NASDAQ is down 23% for the year as of June 1, 2022), there has been a dislocation in the markets with pricing in the public markets often more attractive than in the private markets. As a result, we anticipate investing and holding a larger percentage of public technology companies over the next several months as we wait for private market valuations to reset, which historically have lagged public markets by roughly 6-12 months.

While we believe it is wise to take advantage of this pricing discrepancy, we do not want investors to feel they are paying us fees for a service that they could do themselves. So during the first year of the fund, we will not charge any asset management fees on those public stock holdings.

More broadly, we believe that the current environment is potentially a favorable one for private investments with many venture capital funds and other tech industry leaders calling for a substantial resetting of valuations. Similar to those who were prescient enough to begin investing in real estate in '09-'10, we are optimistic that '22-'23 may prove to be a once in a few decades opportunity.

Top questions

⌄ Why is Fundrise expanding beyond real estate to also offer investments in technology companies?

We believe the same fundamental issues that exist in the private real estate market—an artificial barrier to entry, a lack of alignment, lack of transparency, high fees from the carried interest, etc—also exist in the venture capital industry. Fundrise's technology infrastructure has created a new, efficient level of access that was previously infeasible. High-growth private tech companies have been one of the best performing investments of the last decade and we believe that not only are our investors excited about the opportunity to get access to these companies, but more importantly they deserve to have access.

⌄ What type of technology companies will you focus on investing in?

The Fund is a multi-stage fund and intends to invest across mid-stage, late-stage, as well as public technology companies. More broadly, we intend to focus on companies within specific sectors that we believe have strong macro tailwinds, such as machine learning and artificial intelligence, and so are likely to continue to expand over the next several decades.

How is the Fundrise Innovation Fund different from traditional venture capital funds?

Although the Fund intends to invest in high-growth technology companies, similar in kind to those funded by traditional venture capital firms, the Fundrise Innovation Fund is different in two primary ways: i) the Fund is a publicly registered investment company available to any US resident regardless of net-worth, this is in contrast to venture funds which are private regulation D investment vehicles restricted to only institutional and ultra-high networth investors; and ii) the Fundrise Innovation Fund is a low-fee Fund with a single fixed asset-management fee, in comparison to traditional venture capital funds which typically charge investors both a fixed annual asset management fee, as well as a carried interest (i.e. profit sharing fee) of 20% or greater[1].

What expertise does Fundrise have as an investor in technology companies?

We believe it is the former founders and leaders of tech companies who actually make the best venture investors, as opposed to the MBAs and career investment bankers. That's because these operators have real first hand experience building, growing, and running technology companies and understand at a deep level the challenges and trade-offs that come up day-to-day, rather than just observing it from the sidelines. The Fundrise executive team has spent decades actually building technology companies. Moreover, with over 100 software engineers and product managers on staff, we believe we have more real software depth and expertise than many venture funds. Operating within the broader tech and venture capital ecosystem for almost two decades has made us skeptical of the VC industry and is one of the driving motivators behind launching the Fund. We believe that this real world experience and broader mandate/mission to democratize the financial markets will not only be an actual differentiator in what has become a commoditized space but will also make us attractive to other fellow tech company founders and leaders with whom we have a shared history.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.



Prospectus

EDGAR SEC link



Statement of Additional Information

EDGAR SEC link



Launch Announcement Letter

External link

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[1] Source: https://differentfunds.com/state-of-terms-2018/

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.